

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2019

J. Eric Bjornholt
Chief Financial Officer
Microchip Technology Incorporated
2355 W. Chandler Blvd
Chandler, AZ 85224

> **Re: Microchip Technology Incorporated**
> **Form 10-K for the Fiscal Year Ended March 31, 2019**
> **Filed May 30, 2019**
> **File No. 000-21184**

Dear Mr. Bjornholt :

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Manufacturing